FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

15 November 2024

NatWest Group plc ("NWG") completed the pricing of its USD 750,000,000 7.300% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Notes (the "Notes").

The proceeds to NWG (before expenses and underwriting discounts) of USD 750,000,000 from the Notes will be used for general corporate purposes and to strengthen further NWG's capital base or the capital base of NWG's subsidiaries and/or the NWG Group.

The offering is scheduled to close on 19 November 2024, subject to the satisfaction of customary conditions.

NWG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents NWG has filed with the SEC for more complete information about NWG and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Securities Inc., toll free at 1-800-231-5380.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
NatWest Group plc
Tel: +44 (0)7747 455969

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	15 November 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary